Exhibit 99.1
non-binding English translation

Offer to the shareholders of alstria office REIT-AG, Hamburg,

for the acquisition of up to 1,340,134 no par value shares in the Company in exchange for the shareholders’ claims to the payment of cash dividends for the 2008 financial year (after a corresponding resolution of the Company’s shareholders at the general meeting)

_________________

Acceptance period: June 11, 2009 to June 24, 2009, 24:00 hours (Central European Summer Time)
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ISIN DE000A0LD2U1: alstria office REIT-AG share

ISIN DE000A0XFMZ1: 2008 dividend claim

ISIN DE000A0XFM06: 2008 dividend claim registered for exchange

This Offer is addressed solely to the shareholders of alstria office REIT-AG.

This Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

Table of Contents

1.	General information and notices		2
	1.1	Implementation of the share offer and applicable law	2
	1.2	Publication and distribution of this offer document	2
	1.3	Status of the information contained in this offer document	3
2.	Offer to acquire shares in lieu of the payment of cash dividends of the Company to which the shareholders are entitled for the 2008 financial year		3
	2.1	Subject of this Offer	3
	2.2	Number of Dividend Claims to acquire one share of the Company; Value per share of the Company	4
	2.3	No settlement of fractional amounts	4
	2.4	Oversubscription and prorated allocation	4
	2.5	Acceptance period	5
	2.6	Terms and conditions	5
	2.7	Rescission	5
3.	Implementation of the Offer		5
	3.1	Acceptance declaration and transfer	5
	3.2	Declarations upon the acceptance of the Offer	6
	3.3	Execution of the Offer	7
	3.4	Fractional amounts	7
	3.5	Reallocation	7
	3.6	Exercise of rescission rights	7
	3.7	Central clearing office	8
	3.8	Costs of acceptance	8
4.	Stock exchange trading; settlement of Fractional Amounts		8
5.	Modifications of the Offer by the Company		8
6.	Additional notices for the shareholders accepting the offer		8
	6.1	Stock exchange price of the share of the Company	8
	6.2	Payment of cash dividends in the event of prorated allocation	8
	6.3	Tax notice	8
7.	Notices for shareholders not accepting the offer or only accepting the offer in part		9
8.	Publications		9
9.	Applicable law and jurisdiction		10

1.	GENERAL INFORMATION AND NOTICES

1.1	Implementation of the share offer and applicable law

The offer of alstria office REIT-AG (or the “Company”) described in this offer document (the “Offer”) is a voluntary public offer to the shareholders of the Company to acquire shares of the Company (also the “alstria Shares”) in exchange for the claims to the payment of cash dividends for the 2008 financial year to which the shareholders are entitled in accordance with a corresponding resolution of the shareholders in their general meeting convoked for June 10, 2009. The German Securities Acquisition and Takeover Act (“WpÜG”) does not apply hereto.

The securities offered have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States. We are offering and selling the securities within the United States to existing US shareholders in reliance on Rule 801 under the US Securities Act.

In addition, the Offer is not intended to be conducted in accordance with the laws of any other jurisdiction. Therefore no other notices, registrations, authorizations or approvals have been applied for or arranged for this offer document and/or the Offer outside of the Federal Republic of Germany or the United States of America. Shareholders of alstria office REIT-AG with registered office or residence outside of the Federal Republic of Germany or the United States of America may not rely on the application of investor protection provisions under the laws of other jurisdictions.

1.2	Publication and distribution of this offer document

alstria office REIT-AG will publish this offer document in the German Electronic Federal Gazette (Elektronischer Bundesanzeiger) and on its website at http://investor-relations.alstria.com à Annual General Meeting. This Offer is also addressed to shareholders residing in the United States of America. The Company is thus also publishing this offer document in English and submitting in particular Form CB and Form F-X to the U.S. Securities and Exchange Commission (“SEC”). A summary advertisement will also be published in the US edition of the Wall Street Journal specifying a toll-free phone number for requesting the English offer document. Insofar as this Offer stipulates deadlines for publications, the publication on the alstria office REIT-AG website is decisive for the observance of such deadlines.

alstria office REIT-AG will furthermore in the same fashion publish the number of shares to be transferred resulting from the acceptance declarations received by the Company without delay after the expiration of the acceptance period. In the US, this announcement will be made by way of a press release.

The dispatch, distribution or dissemination of this offer document or other informational documentation may be subject to the laws of jurisdictions other than the Federal Republic of Germany or the United States of America. alstria office REIT-AG has not and will not permit third parties to dispatch, distribute or disseminate this offer document or other informational documentation in accordance with applicable laws of jurisdictions other than those of the Federal Republic of Germany or the United States of America. If a third party does, however, dispatch, distribute or disseminate this offer document, alstria office REIT-AG assumes no guarantee that the dispatch, distribution or dissemination of this offer document is in compliance with laws of jurisdictions other than those of the Federal Republic of Germany or the United States of America.

In the event a custodian bank or custodian financial services company with registered office in the Federal Republic of Germany or a German branch of a custodian bank or financial services company (“Custodian Securities Service Provider”) has an obligation to inform or pass on this Offer to its customers on the basis of legal provisions applicable to the respective custodian relation, such Custodian Securities Service Provider is obligated to review the impact of foreign legal systems on such duties under its own responsibility. Any dispatch of this offer document, a summary hereof or any other description of the provisions of this offer document or other informational documents concerning the Offer to shareholders of the Company outside of Germany, or the United States of America by Custodian Securities Service Providers is not made on behalf of or under the responsibility of alstria office REIT-AG.

1.3	Status of the information contained in this offer document

Unless expressly indicated herein, all statements, opinions, intentions and forward-looking statements contained in this offer document are based on the information, plans and certain assumptions of alstria office REIT-AG available as of the date of this offer document which may change in the future. Irrespective of any legal obligations in accordance with the German Securities Trading Act (WpHG), alstria office REIT-AG is not obligated to update this offer document in the event of any changes to the information, plans or assumptions on which this offer document is based.

Current information on the business activities and the assets, financial position and earnings position of alstria office REIT-AG may be drawn from the 2008 Annual Report and the Interim Report for the first quarter of the current financial year which are published on the internet at http://investor-relations.alstria.com à Financial Publications.

2.	OFFER TO ACQUIRE SHARES IN LIEU OF THE PAYMENT OF CASH DIVIDENDS OF THE COMPANY TO WHICH THE SHAREHOLDERS ARE ENTITLED FOR THE 2008 FINANCIAL YEAR

2.1	Subject of this Offer

The management board and the supervisory board of alstria office REIT-AG will recommend that the shareholders at the general meeting on June 10, 2009 resolve on the distribution of a cash dividend of EUR 0.52 per share entitled to dividends for the 2008 financial year, i.e., a total of EUR 28,423,130.32. Subject to the corresponding resolution of the shareholders at the general meeting, the shareholders will thus be entitled to the payment of a cash dividend in the amount of EUR 0.52 per share.

The shareholders are, however, to be given the option of exchanging their payment claims in whole or in part for shares of the Company. This enables the Company to use less liquidity in the course of the distribution of dividends.

alstria office REIT-AG is thus offering its shareholders the option of acquiring shares of the Company in exchange for their claims to the payment of cash dividends for the 2008 financial year. The offer of shares is limited to up to 1,340,134 no par value shares of the Company which are currently being held in treasury by the Company. The Company’s own shares were acquired under the authorization of the shareholders at the general meeting of March 15, 2007 and may, in addition to being sold via the stock exchange or by way of an offer with subscription rights to all shareholders, be sold inter alia in return for payments in kind.

The Offer is subject to the condition precedent that the shareholders of alstria office REIT-AG at the general meeting on June 10, 2009 approve of the dividend proposal pursuant to the publication of the agenda in the German Electronic Federal Gazette on April 24, 2009, i.e., resolves on the distribution of a cash dividend in the amount of EUR 0.52 per share entitled to dividends (“Dividend Claim”) in principle due on June 29, 2009.

2.2	Number of Dividend Claims to acquire one share of the Company; Value per share of the Company

The number of Dividend Claims entitling the bearer to acquire one share of the Company (“Exchange Quantity”) is still to be determined. The Exchange Quantity will foreseeably be published on June 19, 2009 in the German Electronic Federal Gazette, in the US by way of a press release and on the internet and will be accessible at http://investor-relations.alstria.com à Annual General Meeting; such quantity is binding within the framework of this Offer.

The Exchange Quantity will be determined on the basis of the arithmetic mean of the closing prices of the alstria Share in XETRA trading on the Frankfurt Stock Exchange on June 16, 17 and 18, 2009, less a discount to be stipulated at the discretion of the management board, which will amount to at least 20% (“Reference Price”). This Reference Price will be divided by EUR 0.52 (the recommended dividend per alstria Share). The shares were traded at closing prices between EUR 3.00 and EUR 5.52 in XETRA trading on the Frankfurt Stock Exchange in the last few months prior to the publication of this Offer, i.e., in the period from February 15 to May 15, 2009.

2.3	No settlement of fractional amounts

Fractional amounts will not be settled. This means that the number of Dividend Claims insufficient to entitle the bearer to acquire one share of the Company (or a multiple thereof) (cf. no. 2.2 above) (“Fractional Amounts”) does not entitle the bearer to acquire shares (cf. no. 3.4 below regarding the retransfer of these Fractional Amounts and the payment of cash dividends on these Fractional Amounts).

This is, for example, the case if a shareholder registers seven (7) Dividend Claims for exchange prior to the publication of the Exchange Quantity but eight (8) Dividend Claims are required to acquire one share. In this case, these (mere) seven (7) Dividend Claims cannot be used to acquire shares. The Fractional Amount, in this example, seven (7) Dividend Claims, will be transferred back to ISIN DE000A0XFMZ1.

2.4	Oversubscription and prorated allocation

In the event the entire acceptance of the Offer exceeds the up to 1,340,134 alstria Shares forming the subject of this Offer after the expiration of the acceptance period, the shares shall be allocated among all shareholders who have accepted the Offer in the ratio of the total number of the acquirable shares to the total number of subscribed shares of the Company. No fractions of shares of the Company arising herefrom will be provided (cf. nos. 3.4 and 6.2 below in this regard).

The proportion in which the shareholders participating in the exchange will be allotted shares of the Company will be published on the Company’s website and in the United States of America through a press release on July 1, 2009.

In the event it is necessary to reallocate the shares, the alstria Shares will be foreseeably reallocated on July 6, 2009.

2.5	Acceptance period

The period for the acceptance of this Offer begins on

June 11, 2009

and ends on

June 24, 2009 at 24:00 hours (Central European Summer Time).

2.6	Terms and conditions

This Offer is subject to the condition precedent that the shareholders of alstria office REIT-AG at the general meeting on June 10, 2009 approve the dividend proposal pursuant to the agenda as published in the German Electronic Federal Gazette of April 24, 2009, i.e., resolves on the distribution of a cash dividend in the amount of EUR 0.52 per share entitling the bearer to dividends due on June 29, 2009.

2.7	Rescission

The shareholders and the Company are entitled to rescind the agreement concluded through the acceptance of the Offer prior to the expiration of the acceptance period (cf. no. 3.6 below regarding the valid exercise of rescission rights).

3.	IMPLEMENTATION OF THE OFFER

This Offer will be accepted in accordance with the provisions of the explanation below by means of an acceptance form which is to be provided to the shareholders of the Company by their Custodian Securities Service Providers (cf. no. 3.1 below). After the Offer has been accepted, the Custodian Securities Service Providers are to arrange all additional necessary measures.

3.1	Acceptance declaration and transfer

The shareholders of the Company may accept the Offer by way of a written declaration vis-à-vis their Custodian Securities Service Providers within the acceptance period (cf. no. 2.5 above), whereby the acceptance declaration will not take effect upon receipt by the respective Custodian Securities Service Provider, but rather upon the transfer of the dividend claims from ISIN DE000A0XFMZ1 to ISIN DE000A0XFM06 within the prescribed period. In this process, immediately after the corresponding resolution is passed by the shareholders at the general meeting, i.e., on June 11, 2009, Clearstream Banking AG, Frankfurt am Main, will transfer one Dividend Claim under ISIN DE000A0XFMZ1 to the stock of shares for each share of the Company with effect as of June 10, 2009 (in the evening). The transfer of the Dividend Claims with the ISIN DE000A0XFMZ1 to ISIN DE000A0XFM06 then necessary for the acceptance of the Offer is then to be arranged by the Custodian Securities Service Provider after the receipt of the acceptance declaration. The transfer of the Dividend Claims to ISIN DE000A0XFM06 is considered to have taken place within the prescribed period provided the transfer is effected prior to 6:00 p.m. on the second banking day after the expiration of the acceptance period. For the Company and Deutsche Bank AG, only those Dividend Claims which have been trans-

ferred to ISIN DE000A0XFM06 are considered to be Dividend Claims registered for exchange; the Company and Deutsche Bank AG are not obligated to monitor the submissions process.

Upon accepting the Offer, an agreement is entered into with alstria office REIT-AG pursuant to the provisions of this offer document. By accepting the Offer, the shareholder submitting the Dividend Claims and alstria office REIT-AG agree on the transfer of title to the shares of alstria office REIT-AG and at the same time agree that the transfer of title will first take effect on the date on which the Dividend Claims required and registered for acquisition (ISIN DE000A0XFM06) are consecutively provided to the central clearing office on its account at Clearstream Banking AG for transfer to the Company.

3.2	Declarations upon the acceptance of the Offer

By issuing a written acceptance declaration, the shareholders of the Company registering the Dividend Claims accept the Offer in accordance with the provisions set forth in this offer document and at the same time declare:

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that they accept alstria office REIT-AG’s offer laid out in this offer document to transfer the title to the shares stipulated for acquisition, whereby the transfer of title will first take effect when the central clearing office is provided the Dividend Claims necessary and registered for the acquisition (ISIN DE000A0XFM06) on its custodian account at Clearstream Banking AG for transfer of title thereto to the Company. At the same time the shareholders declare the assignment of their registered Dividend Claims to alstria office REIT-AG consecutively in return for the provision of the respective shares on the respective accounts of the relevant Custodian Securities Service Providers at Clearstream Banking AG, which will at the same time credit these shares to its customers.

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that they commission and authorize their Custodian Securities Service Providers and Deutsche Bank AG to undertake all necessary or expedient measures for the execution of this Offer and issue and receive declarations, in particular the transfer of title to the shares under the exemption of the prohibition of self-dealing pursuant to section 181 of the German Civil Code (BGB). The shareholders will in particular instruct their Custodian Securities Service Providers to arrange the transfer of the Dividend Claims specified in the acceptance declaration to ISIN DE000A0XFM06 without delay though first keep such claims in their custody. The shareholders of the Company submitting the Dividend Claims instruct their Custodian Securities Service Providers to instruct and authorize Clearstream Banking AG to transmit the number of Dividend Claims on the custodian account of the Custodian Securities Service Provider at Clearstream Banking AG transferred to ISIN DE000A0XFM06 on each trading day via the central clearing office to alstria office REIT-AG.

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that in the event of the non-allocation of Fractional Amounts and/or the reallocation (cf. nos. 2.3 and 2.4 above in this regard) they agree to the retransfer of the remaining Dividend Claims registered for exchange (ISIN DE000A0XFM06) to Dividend Claims (ISIN DE000A0XFMZ1) and that they will foreseeably receive the cash dividends for these Dividend Claims on June 29, 2009 if Fractional Amounts are not allocated and/or if it is necessary to reallocate the amounts, on July 6, 2009.

-	that they will bear all taxes which may accrue on the cash dividends themselves (cf. also no. 6.3 hereof in this regard).

The instructions, orders and powers of attorney described in the preceding paragraphs are irrevocably issued in the interest of a smooth and speedy execution of the Offer.

3.3	Execution of the Offer

On July 6, 2009, the shares of the Company, which are to be delivered in performance of this Offer, will be transferred via the relevant Custodian Securities Service Providers with due regard to the prorated allocation in the event of the oversubscription of the Offer (cf. nos. 2.4 and 3.4) consecutively in return for the transfer of the corresponding number of Dividend Claims (ISIN DE000A0XFM06) by Clearstream Banking AG to the respective accounts of the relevant Custodian Securities Service Providers at Clearstream Banking AG, which will at the same time be credited to its customers.

After the transfers have been made to the respective accounts of the Custodian Securities Service Providers at Clearstream Banking AG, alstria office REIT-AG has fulfilled its obligation to provide shares and pay out the consecutively transferred Dividend Claims (ISIN DE000A0XFM06). The Custodian Securities Service Providers are responsible for the transfers to the shareholders submitting Dividend Claims. The transferred Dividend Claims will be extinguished.

3.4	Fractional Amounts

In the event Fractional Amounts arise on the basis of the Exchange Quantity which will foreseeably be published on June 19, 2009 (cf. no. 2.2 hereof in this regard), the excess Dividend Claims registered for exchange will be transferred back to ISIN DE000A0XFMZ1 without delay so that Cash Dividends can be paid on such claims on June 29, 2009.

3.5	Reallocation

In the event it is necessary to reallocate shares (cf. no. 2.4) hereof, the alstria Shares will foreseeably be reallocated on July 6, 2009.

In the event shares cannot be allocated because the Offer is oversubscribed (cf. no. 2.4 hereof in this regard), the Custodian Securities Service Providers are to retransfer the excess Dividend Claims registered for exchange (ISIN DE000A0XFM06) to Dividend Claims (ISIN DE000A0XFMZ1) by no later than July 3, 2009 at 6:00 p.m. The cash dividends to which the bearers of such Dividend Claims (ISIN DE000A0XFMZ1) are entitled will foreseeably be paid out on July 6, 2009.

3.6	Exercise of rescission rights

The shareholders are entitled to rescind their acceptance declaration in whole or in part until the expiration of the acceptance period. The rescission is to be made by way of a written declaration vis-à-vis the custodian office of the respective shareholder registering Dividend Claims. The rescission declaration must be received by the Custodian Securities Service Provider no later than by the expiration of the acceptance period.

The rescission will take effect upon the transfer of the registered Dividend Claims (ISIN DE000A0XFM06), for which the rescission is to be declared, back to the original ISIN DE000A0XFMZ1 at Clearstream Banking AG by the Custodian Securities Service Provider. If the re-

scission is declared in writing vis-à-vis the Custodian Securities Service Provider within the acceptance period, the transfer of the claims to alstria Shares back to the original ISIN DE000A0XFMZ1 will be considered to have been made within the prescribed period provided the transfer is made by no later than 6:00 p.m. on the second banking day (inclusive) after the expiration of the acceptance period.

The Company must exercise its rescission right through publication on the internet and in the German Electronic Federal Gazette and will issue a press release in the US (cf. no. 8 below).

3.7	Central clearing office

alstria office REIT-AG has appointed Deutsche Bank AG, Frankfurt am Main its central clearing office.

3.8	Costs of acceptance

The acceptance of the Offer is free of cost and expense for the shareholders who submit their acceptance declarations through the custodian office in Germany. However, any foreign stock exchange turnover tax, stamp tax or similar foreign taxes/levies as well as any fees of custodian institutes outside of Germany which may arise are to be borne by each shareholder accepting the Offer.

4.	STOCK EXCHANGE TRADING

The shares of the Company offered here are admitted for trade on the Regulated Market of the Frankfurt Stock Exchange. Neither the Dividend Claims (ISIN DE000A0XFMZ1) nor the Dividend Claims registered for exchange (ISIN DE000A0XFM06) are traded on a stock exchange or otherwise regulated.

5.	MODIFICATIONS OF THE OFFER BY THE COMPANY

The Company may modify the Offer at any time up until the commencement of the acceptance period.

6.	ADDITIONAL NOTICES FOR THE SHAREHOLDERS ACCEPTING THE OFFER

6.1	Stock exchange price of the share of the Company

The stock exchange price of the share of the Company is subject to daily fluctuations. As a result, it thus cannot be ruled out that shareholders who accept this Offer could have acquired the corresponding quantity of shares on the stock exchange with the cash dividends otherwise to be paid out by the company at a lower price on the date the shares are delivered. The acceptance of this offer is solely in the shareholder’s area of responsibility. The Company is not issuing a recommendation to purchase.

6.2	Payment of cash dividends in the event of prorated allocation

In the event shares are reallocated, the non-allocated registered Dividend Claims (ISIN DE000A0XFM06) will be transferred back to the Dividend Claims (ISIN DE000A0XFMZ1) (cf. no. 3.5 above in this regard). The cash dividends on these Dividend Claims (ISIN DE000A0XFMZ1) will therefore foreseeably first be paid out on July 6, 2009, whereby shareholders will already receive their cash dividends for Dividend Claims not registered for exchange on June 29, 2009.

6.3	Tax notice

This section cannot replace individual tax advice for each individual shareholder. Shareholders are therefore recommended to consult their tax advisors due to the tax consequences of the partial or complete acceptance of the Offer. Only tax advisors are in a position to adequately take the particular tax situation of each individual shareholder into consideration.

6.3.1	Distribution of cash dividends

The cash dividends are paid out of funds for which funds from the capital contribution account (steuerliches Einlagekonto) are deemed to be utilized. Thus neither withholding tax nor income or corporate income tax is due on these amounts in Germany. This is in principle the case irrespective of whether a shareholder does not accept the Offer, only accepts it in part or fully accepts the Offer.

In other respects, it cannot be ruled out for shareholders who are subject to taxation in other countries that the distribution of the cash dividends is subject to taxation.

6.3.2	Acquisition of shares of the Company within the framework of this Offer

With regard to the acquisition of shares of the Company within the framework of this Offer, there is a slight risk that the acquisition may lead to the taxation of any profit in the amount of the difference between the fair market value (gemeiner Wert) of the shares and the registered Dividend Claims for certain shareholders subject to taxation in Germany. In such event, the profit may in principle be subject to withholding tax plus solidarity surcharge thereon in the total amount of 26.375%. In the event the income paid to the shareholders in cash, insofar as indeed paid, is not enough to cover the withholding tax, the shareholder would have to provide the custodian office the remaining amount.

If the shares are kept with a foreign custodian office it can furthermore not be ruled out that the acquisition of shares in the course of this Offer by shareholders subject to taxation in other countries is subject to foreign withholding tax and that the shareholders are obligated to provide such Custodian Office the remaining amount to cover the foreign withholding tax

7.	NOTICES FOR SHAREHOLDERS NOT ACCEPTING THE OFFER OR ONLY ACCEPTING THE OFFER IN PART

Subject to the resolution of the shareholders at the general meeting on June 10, 2009, shareholders who do not accept the Offer or only accept the Offer in part will receive the distribution of a cash dividend on June 29, 2009 on the Dividend Claims (ISIN DE000A0XFMZ1). EUR 0.52 will be paid for each transferred Dividend Claim (ISIN DE000A0XFMZ1) on June 29, 2009. This also applies to Dividend Claims of the registered shareholders who rescind this Offer and in the event of the Company’s rescission of this Offer (cf. no.  2.7 above in this regard).

8.	PUBLICATIONS

Unless stipulated otherwise herein, all notices made in connection with this Offer shall be published in the German Electronic Federal Gazette and on the internet at http://investor-relations.alstria.com à Annual General Meeting as well as in the United States of America in the form of a press release.

In the event this offer document stipulates periods for such publications, the publication on the alstria office REIT-AG website shall be decisive for the observance of such periods.

In addition, alstria office REIT-AG shall publish the number of shares resulting from the acceptance declarations it receives, which form the subject of this Offer, including the share in the share capital and the voting rights after the expiration of the acceptance period in such fashion without delay.

9.	APPLICABLE LAW AND JURISDICTION

This Offer and the agreements concluded on the basis of this Offer shall be subject exclusively to the law of the Federal Republic of Germany. The exclusive place of jurisdiction for all legal disputes resulting from or in connection with this Offer or any agreement effected as a result of the acceptance of this Agreement shall - insofar as legally permissible - be Hamburg.

Hamburg, June 2009

alstria office REIT-AG

Olivier Elamine	Alexander Dexne
CEO	CFO